UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of: December 2022 (Report No. 3)

Commission file number: 001- 38041

SCISPARC LTD.

(Translation of registrant’s name into English)

20 Raul Wallenberg Street, Tower A,

Tel Aviv 6971916, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

This Report of Foreign Private Issuer on Form 6-K consists of: (i) the Registrant’s third quarter operating and financial summary (ii) the Registrant’s Unaudited Consolidated Interim Financial Statements as of June 30, 2022, which is attached hereto as Exhibit 99.1; and (iii) the Registrant’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2022, which is attached hereto as Exhibit 99.2.

SUMMARY OF CONSOLIDATED STATEMENTS OF PROFIT OR LOSS:

Nine months ended September 30, 2022 Unaudited USD in thousands
Revenues	$179
Cost of goods sold	38
Research and development expenses	2,144
General and administrative expenses	4,572
Other expenses	76
Operating loss	6,651
Finance income	6,156
Finance expenses	19
Net Loss	$514

SUMMARY OF CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

September 30, 2022 Unaudited USD in thousands
Cash	$7,555
Total assets	$14,105
Total liabilities	$5,756
Shareholders’ equity:
Share capital and premium	$58,550
Reserve from share-based payment transactions	5,044
Warrants	497
Foreign currency translation reserve	559
Transactions with non-controlling interests	5,190
Accumulated deficit	(61,491)
Total equity	$8,349

This Report on Form 6-K is incorporated by reference into the registration statements on Form F-3 (File No. 333-266047, File No. 333-233417 and File No. 333-248670) and on Form S-8 (File No. 333-225773) of the Registrant, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.
99.1	SciSparc Ltd.’s Unaudited Consolidated Interim Financial Statements as of June 30, 2022.

99.2	SciSparc Ltd.’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Six Months Ended June 30, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SciSparc Ltd.

Date: December 29, 2022	By	/s/ Oz Adler
	Name:	Oz Adler
	Title:	Chief Executive Officer

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